TROPICANA ENTERTAINMENT INC.

3930 Howard Hughes Parkway, 4th Flr.

Las Vegas, NV  89169

March 4, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Sonia Gupta Barros

Re:                               Tropicana Entertainment Inc.

Amendment No. 2 to Form 10-12G

Filed January 25, 2010

File No. 000-53831

Ladies and Gentlemen:

On behalf of Tropicana Entertainment Inc. (the “Company” ), we are writing to respond to the comments raised in your letter, dated February 19, 2010, relating to the Company’s Amendment No. 2 to the Registration Statement on Form 10-12G filed on January 25, 2010 (the “Form 10”).  For ease of reference, we have reproduced the comments in their entirety below.

3. Restructuring Transactions, page FIN-J-8

1.                                      We note your response to our prior comment 8.  Please provide us with additional information related to the revenues used in your projections for both the Tropicana AC and Tropicana Express.  Please tell us how these projected revenues compared to your 2009 actual revenues and what your revenue growth assumptions are for future years.  Also tell us your basis for the revenue growth assumptions.  If the decline in actual 2009 revenues was not accounted for in your projections, please quantify the impact of this decline and the effect it would have on your fair value analysis of the trade name.

Response   In response to the Staff’s comment, we respectfully provide the following additional information for clarification. As stated in our prior response to comment 8, the projected revenues used in the analysis and preparation of the pro forma financials on page FIN-J-12 were based on the revenues of the properties utilizing the trademarks “Tropicana Atlantic City” and “Tropicana Express.”  In comparison, the historical net book value for the trade name of $16.7 million included the revenue stream from the Tropicana Las Vegas and Tropicana Express.  In 2007, the trade name was significantly written down by Tropicana Entertainment Holdings, LLC due to the deconsolidation of Tropicana AC as a result of the actions taken by the NJ Casino Control Commission.

Subsequent to that time and due to our bankruptcy reorganization efforts, the structure and components of our company have changed.  The Tropicana Las Vegas is no longer one of the assets within our pro forma financial statements, but Tropicana AC will be part of our ongoing operations.  The revenues generated by Tropicana AC are significantly greater than those generated by Tropicana Las Vegas.  Therefore, the pro forma financial statements reflect an estimated increase to the value placed on the trade name for our successor company. The historical financial statements of Tropicana AC did not include any assigned value for the trade name.

The trade name valuation analysis as of December 31, 2008 assumed a revenue growth rate in 2009 for Tropicana AC and Tropicana Express of 2.5%.  The actual revenue growth rate for 2009 was a decline of (15.1%).

The growth rate used in this valuation analysis for future years was 2.4%.  These growth rates were based on actual historical trends realized in those markets for the last several years as well as management’s expectations.  Our impairment testing for December 31, 2009 and our valuations for Fresh Start accounting are not complete at this time.  However, if we used actual 2009 revenues combined with nominal growth rates for subsequent years, our pro forma fair value analysis of the trade name, we believe, would be impacted by approximately 10%.

2.                                      We note your responses to our prior comments 7 and 9.  We await the results of your completed fair value analysis.  Also please tell us what consideration you gave to using and income-based valuation methodology as opposed to the depreciated replacement cost method in determining the fair value of the buildings and improvements.  Please also tell us if you considered using both valuation methods.

Response:  We respectfully advise the Staff that our company has different property, building and improvement types including non-income generating assets such as parking garages, staging areas and boat ramps.  Due to this we felt that, overall, a depreciated replacement cost method was a more consistent analysis to evaluate the different types of buildings and improvements that we own at the various properties.  Where applicable, different analyses including the income valuation approach and market sales comparison approach were completed to support and benchmark the depreciated replacement cost method.

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The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact R. Henry Kleeman at (312) 862-2055.

Sincerely,

Scott C. Butera
Chief Executive Officer and President
Tropicana Entertainment Inc.

cc:                                 R. Henry Kleeman

Kirkland & Ellis LLP